Exhibit 99.1

MEDIROM Healthcare Technologies Inc., Announces its latest Key Performance Indicators (KPIs)

New York/January 24, 2022 – MEDIROM Healthcare Technologies Inc. (Nasdaq CM: MRM), a holistic healthcare Company based in Japan (the “Company”), today announced its major Key Performance Indicators, or KPIs, updated for the month of December 2021. Data is provided for all salons for which comparative financial and customer data is available and excludes certain salons where such information is not available.

The following monthly KPIs provide insight into the business fundamentals and progress of the Company, updated for the month of December 2021.

•	The number of salons was 312 in December 2021, up from 290 in the year-ago period, primarily as a result of the acquisition of another salon brand in May 2021. Due to the closure of a thermal bath facility in the previous month, four (4) salons located within the facility were closed.
•	Total customers served increased to 71,173 in December 2021 from 64,649 in the year-ago period. The increase is primarily due to seasonal factors and the recovery of economic activity from COVID-19.
•	Sales per customer increased to JPY 6,634 in December 2021, up from JPY6,486 in December 2020. The increase is attributed to the upselling of value-added optional services.
•	Our repeat ratio, a measure of repeat customers, decreased to 81.7% in December 2021 from 82.6% in the year-ago period.
•	Our operation ratio was 50.5% in December 2021, increasing from 48.2% in the year-ago period.
•	The total number of salons with data was 221 in December 2021, no change from December 2020. The number of salons with data decreases when we close salons with data available and increases as we open salons with such data.

	Number of Salons (*1)	Number of Salons with Data (*2)	Total Customers Served (*3)	Sales Per Customer (*4)		Repeat Ratio (*5)	Operation Ratio (*6)
December-20	290	221	64,649	JPY	6,486	82.6%	48.2%
January-21	302	218	56,557	JPY	6,443	84.0%	44.6%
February-21	302	218	56,370	JPY	6,443	83.0%	47.6%
March-21	303	217	62,441	JPY	6,352	81.9%	47.0%
April -21	301	219	63,682	JPY	6,250	81.4%	46.3%
May-21	313	212	66,604	JPY	6,370	80.6%	48.7%
June-21	313	219	68,069	JPY	6,350	81.2%	48.6%
July-21	314	220	70,912	JPY	6,498	81.0%	48.1%
August-21	315	221	66,323	JPY	6,592	81.3%	46.5%
September-21	316	221	65,130	JPY	6,428	82.0%	46.7%
October-21	316	221	68,608	JPY	6,486	83.3%	48.9%
November-21	316	221	65,569	JPY	6,466	81.9%	47.7%
December-21	312	221	71,173	JPY	6,634	81.7%	50.5%

(*1) Number of Salons: Includes our directly-operated salons, and franchisees’ salons.

(*2) Number of Salons with Data: The number of salons for which comparable financial and customer data is available.

(*3) Total Customers Served: The number of customers served at salons for which comparative financial and customer data is available.

(*4) Sales Per Customer: The ratio of total salon sales to number of treated customers at all salons for which comparable financial and customer data is available.

(*5) Repeat Ratio: The ratio of repeat customer visits to total customer visits in the applicable month for all salons for which comparable financial and customer data is available.

(*6) Operation Ratio: The ratio of therapists’ in-service time to total therapists’ working hours (including stand-by time) for the applicable month for all salons for which comparable financial and customer data is available.

*Since July 2021, the salon operation business has been managed by Wing Inc., which is a wholly-owned subsidiary of the Company.

<About MEDIROM Healthcare Technologies Inc.>

MEDIROM operates 312 (as of December 31, 2021) relaxation salons across Japan, Re.Ra.Ku®, being its leading brand, and provides healthcare services. In 2015, MEDIROM entered the health tech business, and launched new healthcare programs using on-demand training app called "Lav®", which is developed by the company. MEDIROM also entered the device business in 2020 and is developing a smart tracker "MOTHER Bracelet" (formerly known as “MOTHER Tracker®”. MEDIROM plans to expand the scope of its business to include data analysis utilizing the data it has collected since formation of the company.

URL ： https://medirom.co.jp/en

■Contacts

Investor Relations Team

ir@medirom.co.jp